SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Summit Properties Partnership, L.P.
(Name of Subject Company)

Summit Properties Partnership, L.P.
(Names of Filing Persons (Offeror))

Common Units of Limited Partnership Interest
(Title of Class of Securities)

n/a
(CUSIP Number of Class of Securities)

Richard J. Campo Chairman of the Board and Chief Executive Officer Camden Property Trust 3 Greenway Plaza, Suite 1300 Houston, Texas 77046 (713) 354-2500	Steven R. LeBlanc
President and Chief Executive Officer
Summit Properties, Inc.,
general partner of
Summit Properties Partnership, L.P.
309 East Morehead Street, Suite 200
Charlotte, North Carolina 28202
(704) 334-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Bryan L. Goolsby Toni Weinstein Locke Liddell & Sapp LLP 2200 Ross Avenue, Suite 2200 Dallas, TX 75201 (214) 740-8000	Gilbert G. Menna, P.C. John T. Haggerty Goodwin Procter LLP Exchange Place Boston, MA 02109 (617) 570-1000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**

$69,120,608	$8,135

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the exchange of 3,343,004 outstanding common units of limited partnership interest, which are redeemable for shares of common stock of Summit Properties Inc. (“Summit Common Stock”), for 2,235,466 units of limited partnership interest, which will be redeemable for common shares of beneficial interest of Camden Property Trust, and is based upon the last reported closing price of Summit Common Stock on January 26, 2005.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,894	Filing Party:	Summit Properties Partnership, L.P. Camden Property Trust
Form or Registration No.: 333-120734	Date Filed:	November 24, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Summit Properties Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”). This Schedule TO relates to the offer by the Operating Partnership to exchange each of the outstanding common units of limited partnership interest in the Operating Partnership (the “Existing Units”), which are redeemable for one share of common stock of Summit Properties Inc., a Maryland corporation (“Summit”), for $31.20 in cash, without interest, or .6687 of a unit of limited partnership interest in the Operating Partnership (the “New Units”), which will be redeemable for one common share of beneficial interest (“Camden Common Shares”) of Camden Property Trust, a Texas real estate investment trust (“Camden”), at the election of the holder thereof, upon the terms and subject to the conditions set forth in the consent solicitation/prospectus dated January 25, 2005 (the “Prospectus”), which is a part of the Operating Partnership’s and Camden’s Registration Statement on Form S-4 (File No. 333-120734) initially filed with the Securities and Exchange Commission on November 24, 2004 (the “Registration Statement”), and in the related Election Form, which is filed as part of Exhibit 99.3 to the Registration Statement.

     The information in the Registration Statement, including all exhibits thereto, is incorporated herein by reference in answer to all of the items of the Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

     The information set forth in the section of the Prospectus entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The address of the principal executive offices of the Operating Partnership is 309 East Morehead Street, Suite 200, Charlotte, North Carolina 28202, and the telephone number is (704) 334-3000.

     (b) The information in the Prospectus under the heading “Description of the New Partnership Agreement and the New Units—Capitalization” is incorporated herein by reference.

     (c) The information in the Prospectus under the heading “Summary—Comparative Per Share Market Price Data” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     The Operating Partnership is the filing person and the subject company. The information set forth in Item 2(a) above is hereby incorporated by reference.

Item 4. Terms of the Transaction.

     (a) The information in the Prospectus under the headings “Summary,” “The Transaction,” “The Merger Agreement,” “The Exchange Offer,” “The Merger Agreement,” “Description of the New Partnership Agreement and the New Units,” “Ancillary Agreements,” “Material Federal Income Tax Consequences,” “Description of Camden Capital Shares” and “Comparison of Unitholder Rights” is incorporated herein by reference.

     (b) The information in the Prospectus under the heading “The Transaction—Conflicts of Interest of Summit Directors and Executive Officers in the Transaction” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) The information in the Prospectus under the headings “Description of the New Partnership Agreement and the New Units,” “Ancillary Agreements” and “Comparison of Unitholder Rights” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The information in the Prospectus under the headings “The Transaction—General,” “The Transaction—Background of the Transaction,” “The Transaction—Camden’s Reasons for the Transaction” and “The Transaction—Summit’s Reasons for the Transaction” is incorporated herein by reference.

     (b) The information in the Prospectus under the heading “The Exchange Offer—Acceptance of Existing Units” is incorporated herein by reference.

     (c) The information in the Prospectus under the headings “Summary,” “The Consent Solicitation,” “The Transaction” and “The Merger Agreement” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information in the Prospectus under the headings “Summary—The Merger and Related Matters” and “The Transaction—Transaction Financing” and “The Transaction—Spin-Off Transaction” is incorporated herein by reference.

     (b) None.

     (d) The information in the Prospectus under the headings “Summary—The Merger and Related Matters,” “The Transaction—Transaction Financing” and “The Transaction—Spin-Off Transaction” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

     (a) The information in the Prospectus under the heading “The Transaction—Conflicts of Interest of Summit Directors and Executive Officers in the Transaction” and the information in Summit’s definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 24, 2004 under the heading “Principal and Management Stockholders” is incorporated herein by reference.

     (b) None.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a) The information in the Prospectus under the heading “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

     (a) The information in the Operating Partnership’s Current Report on Form 8-K dated November 16, 2004 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 is incorporated herein by reference.

     (b) The information in the Prospectus under headings “Summary—Summary Unaudited Pro Forma Financial Data” and “Camden Property Trust Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated by reference.

Item 11. Additional Information.

     (a)(1) The information in Summit’s definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 24, 2004 under the heading “Certain Relationships and Related Transactions” is incorporated herein by reference.

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     (a)(2) The information in the Prospectus under the heading “The Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference. Furthermore, prior to the consummation of the exchange offer, Camden will file a supplemental listing application with the New York Stock Exchange relating to the Camden Common Shares reserved for issuance upon the redemption of the New Units.

     (a)(3) Not applicable.

     (a)(4) The Existing Units are not currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System.

     (a)(5) The information in the Prospectus under the heading “The Transaction—Litigation Relating to the Transaction” is incorporated herein by reference.

     (b) Incorporated by reference to the Prospectus.

Item 12. Exhibits.

(a)(1)(A)	Consent Solicitation/Prospectus, dated January 25, 2005, incorporated by reference to the Registration Statement.

(a)(1)(B)	Form of consent solicited by the Board of Directors of Summit Properties Inc., as general partner of Summit Properties Partnership, L.P. and Form of Election and related documentation, incorporated by reference to Exhibit 99.3 to the Registration Statement.

(a)(5)(A)	Press Release issued by Camden and Summit on October 4, 2004, filed pursuant to Rule 425 on October 4, 2004.

(a)(5)(B)	Press Release issued by Summit on January 27, 2005.

(b)(A)	Form of Amended and Restated Credit Agreement dated January 14, 2005 among Camden Property Trust, the lenders named therein, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, Wachovia Bank, N.A. and Wells Fargo Bank, N.A., as documentation agents, Banc of America Securities LLC, as sole lead arranger and joint bookrunner, and J.P. Morgan Securities Inc., as joint bookrunner. Incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K of Camden Property Trust filed on January 18, 2005 (File No. 1-12110).

(b)(B)	Credit Agreement, dated as of January 19, 2005, among Camden Property Trust, Bank of America, N.A., as administrative agent, the Lenders named therein and Banc of America Securities LLC, as sole lead arranger. Incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K of Camden Property Trust filed on January 20, 2005 (File No. 1-12110).

(d)(A)	Agreement and Plan of Merger, dated as of October 4, 2004, among Camden Property Trust, Camden Summit, Inc. and Summit Properties Inc. Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Camden Property Trust filed on October 5, 2004 (File No. 1-12110).

(d)(B)	Amendment No. 1 to Agreement and Plan of Merger, dated October 6, 2004, among Camden Property Trust, Camden Summit, Inc. and Summit Properties Inc. Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Camden Property Trust filed on October 6, 2004 (File No. 1-12110).

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(d)(C)	Amendment No. 2 to Agreement and Plan of Merger, dated January 24, 2005, among Camden Property Trust, Camden Summit, Inc. and Summit Properties Inc. Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Camden Property Trust filed on January 24, 2005 (File No. 1-12110).

(d)(D)	Form of Registration Rights Agreement between Camden Property Trust and the holders named therein. Incorporated by reference from Exhibit 4.2 to the Registration Statement on Form S-4 of Camden Property Trust filed on November 24, 2004 and included as Annex D to the Prospectus.

(d)(E)	Voting Agreement dated as of October 4, 2004 among Camden Property Trust, William B. McGuire, Jr. and William F. Paulsen. Incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of Camden Property Trust filed on October 4, 2004 (File No. 1-12110).

(d)(F)	Form of Second Amended and Restated Agreement of Limited Partnership of Camden Summit Partnership, L.P. among Camden Summit, Inc., as general partner, and the persons whose names are set forth on Exhibit A thereto. Incorporated by reference from Exhibit 10.4 to the Registration Statement on Form S-4 (Registration No. 333-120733) of Camden Property Trust filed on November 24, 2004 and included Annex B to the Prospectus.

(d)(G)	Form of Tax, Asset and Income Support Agreement among Camden Property Trust, Camden Summit, Inc., Camden Summit Partnership, L.P. and each of the limited partners who have executed a signature page thereto. Incorporated by reference from Exhibit 10.4 to the Registration Statement on Form S-4 of Camden Property Trust (Registration No. 333-120733) filed on November 24, 2004 and included as Annex C to the Prospectus.

(g)	None.

(h)(A)	Opinion of Locke Liddell & Sapp LLP regarding the qualification of Camden Property Trust as a real estate investment trust for federal income tax purposes. Incorporated by reference from Exhibit 8.1 to the Registration Statement.

(h)(B)	Opinion of Goodwin Procter LLP regarding the qualification of Summit Properties Inc. as a real estate investment trust for federal income tax purposes. Incorporated by reference from Exhibit 8.2 to the Registration Statement.

(h)(C)	Opinion of Goodwin Procter LLP regarding the qualification of Summit Properties Partnership, L.P. as a partnership for federal income tax purposes. Incorporated by reference from Exhibit 8.3 to the Registration Statement.

(h)(D)	Opinion of Goodwin Procter LLP regarding the qualification of the merger as a tax-free reorganization for federal income tax purposes. Incorporated by reference from Exhibit 8.4 to the Registration Statement.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2005	SUMMIT PROPERTIES PARTNERSHIP, L.P.
	By:	Summit Properties Inc., its general partner
By: /s/ Steven R. LeBlanc
------------------------------------------------------- Steven R. LeBlanc President and Chief Executive Officer

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